UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2006

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-01011

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS

CORPORATION AND AFFILIATED COMPANIES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS CAREMARK CORPORATION

ONE CVS DRIVE

WOONSOCKET, RI 02895

REQUIRED INFORMATION

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CORPORATION AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Corporation and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts
June 21, 2007

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value (note 7):
Guaranteed insurance contracts (note 2(b))	$346,668,369	$324,556,422
Equities	723,148,024	625,699,793
Mutual funds	1,614,306,049	1,314,955,838
Short-term investments	1,599,507	1,364,251
Loans to participants (note 3)	63,031,308	54,981,921

	2,748,753,257	2,321,558,225

Receivables:
Interest and dividends (note 2(g))	11,557,454	5,332,560
Employer contributions (note 1(d))	11,705,570	10,319,324
Employee contributions (note 1(d))	16,009,561	12,690,977
Other receivables	1,244,986	680,513

	40,517,571	29,023,374

Total assets, reflecting investments at fair value	2,789,270,828	2,350,581,599

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	4,086,566	3,260,420

Total assets available for plan benefits	2,793,357,394	2,353,842,019

Liabilities:
Notes payable (note 1(c))	82,100,000	114,000,000
Accrued expenses and other liabilities	14,911,843	5,172,251

Total liabilities	97,011,843	119,172,251

Net assets available for plan benefits	$2,696,345,551	$2,234,669,768

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Investment activity:
Interest and dividend income (note 2(g))	$64,027,232	$53,823,057
Realized gains (note 4)	142,306,969	74,817,376
Unrealized gains (note 4)	126,568,380	92,515,805

Total investment activity	332,902,581	221,156,238

Contributions:
Employer contributions (note 1(d))	85,387,918	67,017,177
Employee contributions (note 1(d))	196,792,770	187,877,433

Total contributions	282,180,688	254,894,610

Deductions:
Benefits paid to participants (notes 1(g) and 2(c))	139,440,684	136,081,439
Interest expense (note 1(c))	9,712,800	12,004,680
Administrative expenses (note 1(h))	4,230,039	4,082,452
Other deductions	23,963	—

Total deductions	153,407,486	152,168,571

Net increase for the year	461,675,783	323,882,277
Net assets beginning of the year	2,234,669,768	1,910,787,491

Net assets end of the year	$2,696,345,551	$2,234,669,768

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Plan Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (formerly CVS Corporation) (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Plan Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator.

Effective April 9, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 9, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. See note 2(a) for further breakdown between ESOP and 401(k) assets.

The ESOP and the 401(k) Plan were established as of January 1, 1989.

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended, Caremark Rx, Inc. (“Caremark”) was merged into a newly formed subsidiary of CVS Corporation (“CVS”) with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). The Plan has not been amended to allow for participation by Caremark employees and as such, the financial statements herein do not reflect any consolidation of benefits as provided to employees by Caremark at the time of the Caremark Merger.

(b)	Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee; or

•	Completion of 12 months of service beginning on the employee’s enrollment date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

“Employees” referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)	Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term. The loan to the ESOP is guaranteed by CVS Caremark. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Caremark Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock is convertible into shares of CVS Caremark Common Stock at the election of the Plan’s Trustee. The conversion rate is 4.628 shares of CVS Caremark Common Stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and retired amounted to 174,706 and 108,377 shares in 2006 and 2005, respectively. The annual dividend on the ESOP Preference Stock is $3.90 per share. Cash dividend payments on ESOP Preference Stock are used to make debt service payments and are not allocated to participants’ accounts.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate is 8.52%.

As of December 31, 2006, annual maturities of notes payable are as follows:

Amount
Year ending December 31:
2007	$37,600,000
2008	44,500,000

$82,100,000

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

As the Plan makes principal payments, a specified percentage of ESOP Preference Stock becomes available to be allocated to participants’ accounts. If the amount of a scheduled debt payment due by the Plan on its notes payable outstanding is in excess of the cash available to the Plan from dividends, CVS Caremark contributes to the Plan the amount of the difference. The borrowing is collateralized by the unallocated shares of ESOP Preference Stock. The lenders have no rights against the shares once they are allocated to participants’ accounts.

(d)	Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $15,000 for 2006 and $14,000 for 2005.

The Company matches 100% up to 5% of pre-tax compensation contributed, 50% to the employees’ 401(k) Plan account quarterly and 50% to the employees’ ESOP Diversification Account at year-end if the employee is actively employed at that time. Shares of ESOP Preference Stock allocated to a participant account are calculated by dividing the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Caremark Common Stock at the time of allocation. Shortfalls in the number of shares allocated to participants and new shares to be allocated based on debt retirements are alleviated by the use of forfeited shares as described in 1(i) below. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account (see 1(g) below). The ESOP portion of the match may be diversified into other 401(k) investment elections any time after it has been made. Upon the merger of the two plans, this matching contribution agreement was not changed.

All employees at least age 50 that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. The Company does not make a matching contribution. Catch-up contributions may be made up to an additional $5,000 for 2006 and $4,000 for 2005.

(e)	Participant’s Account

Each participant’s account is credited with an allocable share of the Plan’s investments, ESOP Preference Stock, and any unrealized appreciation or depreciation of those investments. The total amount of new shares to be allocated each year is calculated by multiplying the ratio of each year’s debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

(f)	Vesting

Participants become fully vested in Company contributions made to their accounts prior to January 1, 2002, upon the completion of five years of credited service. For Company contributions made after January 1, 2002, participants will vest after three years of credited service.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

(g)	Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years, with interest payable at a reasonable rate as determined by the Plan Committee. The beneficiary may elect to receive their ESOP payment in shares of CVS Caremark Common Stock or in cash at $53.45 per ESOP Preference Stock or the fair market value of a share of CVS Caremark Common Stock at the time of the distribution times a factor of 4.628, whichever is greater.

(h)	Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2006 and 2005. Trustee’s fees were paid by the Plan for 2006 and 2005.

(i)	Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Approximately 12,717 and 9,588 shares of ESOP Preference Stock previously allocated to participant accounts were forfeited during 2006 and 2005, respectively, and have been applied as of December 31, 2006 and 2005. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2006 and 2005 were approximately 1,811 and 2,756 shares of ESOP Preference Stock, respectively.

Cash forfeitures for 2006 and 2005 were $791,067 and $737,682, respectively. Cash forfeitures restored to participants upon resumption of employment for 2006 and 2005 were approximately $89,421 and $113,097, respectively.

(j)	Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund (Vanguard Index Trust 500 Portfolio Fund)

This fund’s objective is to replicate the total return of the Standard and Poor’s (“S&P”) 500 Index by investing in the stocks that make up the Index. The S&P 500 Index consists mainly of large companies and represents about 75% of the U.S. stock market value.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

Diversified Bond Fund (PIMCO Total Return Admin Fund)

This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index. Investments may include government and corporate debt securities, mortgage and other asset backed securities, money market instruments and derivatives.

International Equity Fund (Templeton Institutional Foreign Equity Fund)

This fund’s investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

Small Cap Growth Fund (Vanguard Explorer Fund)

This fund seeks long-term growth of capital and dividend income. This fund invests primarily in the stocks of relatively small companies, making it a high-risk investment with potential for large rewards.

Global Equity Fund (American Funds New Perspective)

This fund seeks long-term growth of capital. The fund invests primarily in stocks of U.S. companies, as well as developed European and Asian companies.

Small Cap Value Fund (Columbia Small Cap Value Fund)

This fund’s investment objective is long-term capital appreciation. This fund invests primarily in the stocks of companies that have market capitalization similar in size to those companies in the Russell 2000 Index.

Growth and Income Fund (J&W Seligman Large Cap Value Fund)

This fund seeks long-term capital growth and dividend income through participation in the stock market. The fund invests primarily in the common stock of U.S. based, well established medium to large size companies.

Large Cap Growth Fund (Columbus Circle Core Equity Fund)

This fund’s investment objective is long-term capital growth, through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the U.S. and that represent industries expected to outperform the stock market as a whole.

Lifestyle Conservative Fund (various managers)

This fund is for people who will need access to their money in less than five years. Approximately 70% of the fund is invested in fixed-income or low-risk investments. The remaining 30% is invested in stock-oriented mutual funds or moderate-risk investments.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

Lifestyle Moderate Fund (various managers)

This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately 60% of the fund’s mix, the fund has more exposure to the fluctuations in the stock market than the Lifestyle Conservative Fund. The remaining 40% is invested in bonds.

Lifestyle Aggressive Fund (various managers)

This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, 80% of the fund is invested in stocks and the remaining 20% is invested in fixed-income securities.

CVS Caremark Corporation Common Stock Fund

This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401(k) Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS Caremark Common Stock. This fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark Common Stock. Because the fund invests in only one company, it is considered a high-risk investment with potential for large rewards.

Investment Contract Fund (managed by State Street Bank & Trust Co.)

This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly-rated (AA or higher) insurance company and bank investment contracts.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The following table presents the breakdown of net assets available for plan benefits between the 401(k) Plan and the ESOP as of December 31, 2006 and 2005.

	December 31, 2006			December 31, 2005
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Assets:
Investments at fair value:
Guaranteed insurance contracts	$346,668,369	$—	$346,668,369	$324,556,422	$—	$324,556,422
Equities	152,302,771	570,845,253	723,148,024	116,414,159	509,285,634	625,699,793
Mutual funds	1,614,306,049	—	1,614,306,049	1,314,955,838	—	1,314,955,838
Short-term investments	—	1,599,507	1,599,507	—	1,364,251	1,364,251
Loans to participants	63,031,308	—	63,031,308	54,981,921	—	54,981,921

	2,176,308,497	572,444,760	2,748,753,257	1,810,908,340	510,649,885	2,321,558,225

Receivables:
Interest and dividends	11,551,156	6,298	11,557,454	5,327,264	5,296	5,332,560
Employer contributions	11,705,570	—	11,705,570	10,305,537	13,787	10,319,324
Employee contributions	16,009,561	—	16,009,561	12,690,977	—	12,690,977
Other	—	1,244,986	1,244,986	—	680,513	680,513

	39,266,287	1,251,284	40,517,571	28,323,778	699,596	29,023,374

Total assets, reflecting investments at fair value	2,215,574,784	573,696,044	2,789,270,828	1,839,232,118	511,349,481	2,350,581,599

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	4,086,566	—	4,086,566	3,260,420	—	3,260,420

Total assets, reflecting investments at fair value	2,219,661,350	573,696,044	2,793,357,394	1,842,492,538	511,349,481	2,353,842,019

Liabilities:
Notes payable	—	82,100,000	82,100,000	—	114,000,000	114,000,000
Accrued expenses and other liabilities	14,874,397	37,446	14,911,843	5,126,838	45,413	5,172,251

Total liabilities	14,874,397	82,137,446	97,011,843	5,126,838	114,045,413	119,172,251

Net assets available for plan benefits	$2,204,786,953	$491,558,598	$2,696,345,551	$1,837,365,700	$397,304,068	$2,234,669,768

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

The following table presents the net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	December 31, 2006			December 31, 2005
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
CVS Caremark Corporation Series One ESOP Convertible Preference Stock, at fair market value (3,189,007 allocated and 801,481 unallocated shares in 2006 and 3,004,652 allocated and 1,160,542 unallocated shares in 2005)	$456,206,010	$114,639,243	$570,845,253	$367,384,120	$141,901,514	$509,285,634
Short-term investments, at fair market value, and cash	1,598,317	1,190	1,599,507	1,363,116	1,135	1,364,251
Interest receivable	6,293	5	6,298	5,292	4	5,296
Employer contribution receivable	—	—	—	13,787	—	13,787
Other receivables	1,244,986	—	1,244,986	680,513	—	680,513

Total assets	459,055,606	114,640,438	573,696,044	369,446,828	141,902,653	511,349,481

Liabilities:
Notes payable	—	82,100,000	82,100,000	—	114,000,000	114,000,000
Other payables	37,446	—	37,446	45,413	—	45,413

Total liabilities	37,446	82,100,000	82,137,446	45,413	114,000,000	114,045,413

Net assets available for plan benefits	$459,018,160	$32,540,438	$491,558,598	$369,401,415	$27,902,653	$397,304,068

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

The following table presents the breakdown of the changes in net assets available for plan benefits between the 401(k) Plan and the ESOP for the years ended December 31, 2006 and 2005.

	Year ended December 31, 2006			Year ended December 31, 2005
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Investment activity:
Interest and dividend income	$48,393,697	$15,633,535	$64,027,232	$37,439,561	$16,383,496	$53,823,057
Realized gains	127,179,234	15,127,735	142,306,969	67,007,763	7,809,613	74,817,376
Unrealized gains	55,690,983	70,877,397	126,568,380	23,043,895	69,471,910	92,515,085

Total investment activity	231,263,914	101,638,667	332,902,581	127,491,219	93,665,019	221,156,238

Contributions:
Employer contributions	59,351,808	26,036,110	85,387,918	43,814,359	23,202,818	67,017,177
Employee contributions	196,792,770	—	196,792,770	187,877,433	—	187,877,433

Total contributions	256,144,578	26,036,110	282,180,688	231,691,792	23,202,818	254,894,610

Deductions:
Benefits paid to participants	115,757,200	23,683,484	139,440,684	114,489,001	21,592,438	136,081,439
Interest expense	—	9,712,800	9,712,800	—	12,004,680	12,004,680
Administrative expenses	4,230,039	—	4,230,039	4,082,452	—	4,082,452
Other deductions	—	23,963	23,963	—	—	—

Total deductions	119,987,239	33,420,247	153,407,486	118,571,453	33,597,118	152,168,571

Net increase for the year	367,421,253	94,254,530	461,675,783	240,611,558	83,270,719	323,882,277

Net assets beginning of the year	1,837,365,700	397,304,068	2,234,669,768	1,596,754,142	314,033,349	1,910,787,491

Net assets end of the year	$2,204,786,953	$491,558,598	$2,696,345,551	$1,837,365,700	$397,304,068	$2,234,669,768

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

The following table presents the changes in net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	Year ended December 31, 2006			Year ended December 31, 2005
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions/(deductions):
Allocation of CVS Caremark Corporation Series One ESOP Convertible Preference Stock, at liquidation value (359,061 shares and 335,694 shares in 2006 and 2005, respectively)	$19,191,816	$(19,191,816)	$—	$17,942,831	$(17,942,831)	$—
Interest and dividend income	70,576	15,562,959	15,633,535	139,205	16,244,291	16,383,496
Realized gain	15,127,735	—	15,127,735	7,809,613	—	7,809,613
Unrealized gains (losses)	78,934,065	(8,056,668)	70,877,397	65,672,956	3,798,954	69,471,910
Employer contributions	—	26,036,110	26,036,110	542,395	22,660,423	23,202,818

Total additions	113,324,192	14,350,585	127,674,777	92,107,000	24,760,837	116,867,837

Deductions:
Benefits paid to participants	23,683,484	—	23,683,484	21,592,438	—	21,592,438
Interest expense	—	9,712,800	9,712,800	—	12,004,680	12,004,680
Other deductions	23,963	—	23,963	—	—	—

Total deductions	23,707,447	9,712,800	33,420,247	21,592,438	12,004,680	33,597,118

Net increase for the year	89,616,745	4,637,785	94,254,530	70,514,562	12,756,157	83,270,719
Net assets available for plan benefits:
Beginning of the year	369,401,415	27,902,653	397,304,068	298,886,853	15,146,496	314,033,349

End of the year	$459,018,160	$32,540,438	$491,558,598	$369,401,415	$27,902,653	$397,304,068

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

(b)	Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2006 and 2005 is based on the fair value of the underlying funds.

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively restated the December 31, 2005 presentation of investments in the accompanying Statements of Net Assets Available for Plan Benefits. One of the investment options offered by the Plan is guaranteed insurance contracts that are common collective trusts that are fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Plan Benefits state the guaranteed insurance contracts at their fair value, with a corresponding adjustment to reflect the investment at contract value. The adoption of the FSP had no impact on total net assets available for plan benefits or changes in net assets available for plan benefits.

The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses and the mix of assets in the respective fund. The fair value for the guaranteed insurance contracts at December 31, 2006 and 2005 was $346,668,369 and $324,556,422, respectively. The contract value for the guaranteed insurance contracts at December 31, 2006 and 2005 was $350,754,935 and $327,816,842, respectively. The average yield for 2006 and 2005 was 4.41% and 4.25%, respectively.

Short-term investments, which consist primarily of cash and cash equivalents, and loans to participants, are at fair value.

The ESOP portion of the Plan invests its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock is carried at the higher of the cash liquidation value of $53.45 or 4.628 times the market value of an equivalent share of CVS Caremark Common Stock. The market value of CVS Caremark Common Stock was $30.91 and $26.42 per share at December 31, 2006 and 2005, respectively.

(c)	Benefits Paid

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting, except for benefit payments.

(f)	Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(g)	Investment Income

Dividend and interest income is recorded when earned.

(h)	Reclassifications

Certain reclassifications were made to the 2005 financial statements to conform to the current year presentation.

(3)	Loans to Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount, which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate as of the prior month end plus 1%.

(4)	Investment Policy

At December 31, 2006 and 2005, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in note 1(j) based on Employees’ elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the Plan year or the change in its fair value during the Plan year. During 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) experienced net appreciation as follows:

	2006		2005
	Realized	Unrealized	Realized	Unrealized
401(k) Plan	$127,179,234	$55,690,983	$67,007,763	$23,043,895
ESOP	15,127,735	70,877,397	7,809,613	69,471,910

	$142,306,969	$126,568,380	$74,817,376	$92,515,805

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

(5)	Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

(6)	Federal Income Taxes

The Plan is qualified pursuant to Section 401(a) and 4975(e)(7) of the Code and the trust established under the Plan to hold the Plan’s assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan’s sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

(7)	Transactions with Parties-In-Interest

Certain plan investments are investment funds managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

(8)	Investment Valuation

The following table presents the total investments of the Plan by investment type, at fair value. Investments that represent 5% or more of the fair value of the Plan’s assets are marked by an asterisk (*).

	2006		2005
Mutual funds:
Vanguard Index Trust 500 Portfolio Fund	$303,037,205	*	$251,571,607	*
PIMCO Total Return Admin Fund	200,632,082	*	163,558,703	*
Templeton International Fund	—		121,840,396	*
Templeton Institutional Foreign Equity Fund	217,786,350	*	—
Vanguard Explorer Fund	67,864,961		37,479,817
American Funds New Perspective	109,110,362		73,003,903
Columbia Small Cap Value Fund	161,621,480	*	185,948,151	*
J & W Seligman Large Cap Value Fund	262,173,306	*	243,020,771	*
Columbus Circle Core Equity Fund	281,859,193	*	231,223,193
Commingled Fund	10,221,110		7,309,297

	1,614,306,049		1,314,955,838
CVS Caremark Corporation Common Stock Fund:
CVS Caremark Corporation Common Stock	149,348,125	*	113,685,999
Short-term investments	2,954,646		2,728,160
Loans to participants	63,031,308		54,981,921
Guaranteed insurance contracts	346,668,369	*	324,556,422	*
Allocated: CVS Caremark Corporation Series One ESOP Convertible Stock	456,206,010	*	367,384,120	*
Short-term investments	1,598,317		1,363,116
Unallocated: CVS Caremark Corporation Series One ESOP Convertible Stock	114,639,243	*	141,901,514	*
Short-term investments	1,190		1,135

	$2,748,753,257		$2,321,558,225

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year)

December 31, 2006

Fund	Par value/ number of shares	Identity Of Investment	Description	Cost	Fair value
Loans to participants	—	* Loans to participants	Prime plus 1% at loan request date	$—	$63,031,308

Commingled	726,078	* The Bank of New York	Collective Short-Term Investment Fund Non-Discretionary	726,078	726,078

Lifestyle Conservative Fund	35,508	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	3,828,716	4,601,432
	21,750	Vanguard Explorer Fund	Mutual Fund	1,553,138	1,512,492
	293,421	Templeton Institutional Foreign Equity Fund	Mutual Fund	6,912,186	7,825,548
	79,600	Columbia Small Cap Value Fund	Mutual Fund	1,517,191	1,533,096
	1,288,960	PIMCO Total Return Admin Fund	Mutual Fund	13,636,468	13,379,406
	38,490,832	State Street Bank	Various GICs held at State Street	38,490,832	38,490,832

		Lifestyle Conservative Fund Subtotal			67,342,806

Lifestyle Moderate Fund	179,673	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	19,718,088	23,283,824
	110,075	Vanguard Explorer Fund	Mutual Fund	7,872,023	7,654,600
	6,703,615	PIMCO Total Return Admin Fund	Mutual Fund	70,617,676	69,583,521
	1,484,839	Templeton Institutional Foreign Equity Fund	Mutual Fund	35,108,560	39,600,668
	402,804	Columbia Small Cap Value Fund	Mutual Fund	7,247,318	7,758,006
	5,618,442	State Street Bank	Various GICs held at State Street	5,618,442	5,618,442

		Lifestyle Moderate Fund Subtotal			153,499,061

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2006

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Lifestyle Aggressive Fund	299,071	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	$33,600,119	$38,756,661
	137,415	Vanguard Explorer Fund	Mutual Fund	10,019,023	9,555,861
	4,524,179	PIMCO Total Return Admin Fund	Mutual Fund	47,709,939	46,960,973
	2,316,924	Templeton Institutional Foreign Equity Fund	Mutual Fund	55,073,824	61,792,372
	628,562	Columbia Small Cap Value Fund	Mutual Fund	10,968,794	12,106,110

		Lifestyle Aggressive Fund Subtotal			169,171,977

International Equity Fund	4,070,782	Templeton Institutional Foreign Equity Fund	Mutual Fund	95,056,517	108,567,762

Core Equity Fund	1,824,178	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	196,371,959	236,395,288

Growth & Income Fund	7,005,315	J & W Seligman Large Cap Value	Mutual Fund	188,271,674	262,173,306
			Collective Short-Term Invest. Fund
	484,458	* The Bank of New York	Non-Discretionary	484,458	484,458

		Growth & Income Fund Subtotal			262,657,764

Large Cap Growth Fund	5,625,445	Columbus Circle Core Equity Fund	Mutual Fund	233,980,316	281,859,193
			Collective Short-Term Invest. Fund
	9,010,574	* The Bank of New York	Non-Discretionary	9,010,574	9,010,574

		Large Cap Growth Fund Subtotal			290,869,767

Small Cap Growth Fund	706,673	Vanguard Explorer Fund	Mutual Fund	49,564,785	49,142,008

Diversified Bond Fund	6,811,964	PIMCO Total Return Admin Fund	Mutual Fund	72,433,214	70,708,182

Small Cap Value Fund	7,280,595	Columbia Small Cap Value Fund	Mutual Fund	127,835,001	140,224,268

Global Equity Fund	3,436,547	American Funds New Perspective	Mutual Fund	95,827,571	109,110,362

Investment Contract Fund	302,559,095	State Street Bank	Various GICs held at State Street	302,559,095	302,559,095

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2006

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
CVS Caremark Corporation Common Stock Fund	4,831,709	* CVS Caremark Corporation Common Stock	CVS Caremark Corporation Common Stock	126,314,122	149,348,125
	2,954,646	* The Bank of New York	Collective Short-Term Investment Fund Non- Discretionary	2,954,646	2,954,646

		CVS Caremark Corporation Common Stock Fund Subtotal			152,302,771

Allocated CVS Caremark Corp Series One ESOP Convertible Preference Stock
	3,189,007	* ESOP Preference Stock	ESOP Preference Stock	170,472,701	456,206,010

Allocated Short-Term Investments	1,598,317		Collective Short-Term Investment Fund	1,598,317	1,598,317

Unallocated CVS Caremark Corp Series One ESOP Convertible Preference Stock
	801,481	* ESOP Preference Stock	ESOP Preference Stock	42,839,154	114,639,243

Unallocated Short-Term Investments	1,190		Collective Short-Term Investment Fund	1,190	1,190

					$2,748,753,257

*Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Date: June 27, 2007	By:	/s/ David B. Rickard
David B. Rickard
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm